UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rod Bristow
2	Reason for the notification
a)	Position/status	President, Pearson UK & Global Online Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of options under the Company's Save for Shares Plan over a three year savings period with an exercise price of £4.56 per share
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	3,947 (The Number of Options to be granted)
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,947 Options Aggregated price: N/A
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of options under the Company's Save for Shares Plan over a three year savings period with an exercise price of £4.56 per share
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	3,947 (The Number of Options to be granted)
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,947 Options Aggregated price: N/A
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Anna Vikström Persson
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of options under the Company's Save for Shares Plan over a three year savings period with an exercise price of £4.56 per share
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	3,947 (The Number of Options to be granted)
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,947 Options Aggregated price: N/A
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 April 2020
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary